FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 8,139	
Securities owned - at fair value	17	
Deposits with clearing organizations	100,000	
Receivable from broker-dealers	63,499	
Furniture & equipment, net of accumulated depreciation of $45,418	989	
Due from registered reps	48,337	
Prepaid registration fees	24,852	
Security deposits	20,800	
Total assets		$ 266,633

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 37,111	
Commissions payable	19,095	
Regulatory assessment - current	6,197	
Income taxes payable	3,255	
Total liabilities		$ 65,658

Commitments and contingent liabilities

Stockholder's Equity

Common stock, no par value, 15,000 shares authorized, issued and oustanding	15,000	
Additional paid-in capital	5,202,871	
Accumulated deficit	(5,016,896)	
Total stockholder's equity		200,975
Total liabilities and stockholder's equity		$ 266,633

The accompanying notes are an integral part of these financial statements.